Exhibit 99.3

Certificate of Amendment	Certificat de modification
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Organigram Holdings Inc.

Corporate name / Dénomination sociale

969981-3

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l’article 178 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes.

Hantz Prosper

Director / Directeur

2024-01-18

Date of amendment (YYYY-MM-DD)

Date de modification (AAAA-MM-JJ)

Form 4	Formulaire 4
Articles of Amendment	Clauses modificatrices
Canada Business Corporations Act	Loi canadienne sur les sociétés par
(CBCA) (s. 27 or 177)	actions (LCSA) (art. 27 ou 177)

1	Corporate name
Dénomination sociale
Organigram Holdings Inc.
2	Corporation number
Numéro de la société
969981-3
3	The articles are amended as follows
Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l’annexe ci-jointe

4	Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par Beena Goldenberg
Beena Goldenberg 416-420-6438

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 3069 (2008/04)

1A

The articles are amended to increase the authorized capital of the Corporation to create an unlimited number of Class A Preferred Shares. After giving effect to the foregoing the class and maximum number of shares that the Corporation is authorized to issue shall be an unlimited number of Common Shares and an unlimited number of Class A Preferred Shares.

The Common Shares and Class A Preferred Shares shall have attached thereto and be subject to the following rights, privileges, restrictions and conditions:

1.	Definitions.

In these share provisions, the following words and phrases shall have the following meanings:

“affiliate” means, with respect to any Person, any other person which is directly or indirectly through one or more intermediaries controlled by, or under common control with, such Person.

“Amended and Restated Investor Rights Agreement” means the amended and restated investor rights agreement entered into by the Company and BT DE Investments Inc.

“Class A Preferred Shares” means the Class A Preferred shares of the Corporation.

“Common Shares” means the Common shares of the Corporation.

A Person is “controlled” by another person or other persons if: (i) in the case of a Corporation or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of board of directors carrying in the aggregate at least a majority of the votes for the election of board of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such Corporation or other body corporate; or (ii) in the case of a Person that is not an individual or a Corporation or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other. Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

“Corporation” means Organigram Holdings Inc.

“Issue Date” means, in respect of a Class A Preferred Share, the date on which such Class A Preferred Share was issued.

“joint actors” shall have the meaning given to it in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Person” means any individual, partnership, corporation, Corporation, association, trust, joint venture or limited liability Corporation.

1B

“related parties” shall have the meaning given to it in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Common Shares

2.     Voting. The holders of the Common Shares shall be entitled to receive notice of, to attend and to vote at all meetings of the shareholders of the Corporation (except where solely the holders of one or more other specified classes or series of shares (other than the Common Shares) shall be entitled to vote at a meeting, in which case, only such holders shall be entitled to receive notice of, to attend and to vote at such meeting). Each Common Share shall entitle the holder thereof to one vote at each such meeting.

3.     Dividends. Subject to the prior rights of the holders of any shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of the Common Shares shall be entitled to receive such dividends payable in cash or property of the Corporation as may be declared thereon by the board of directors from time to time. The board of directors may not declare any dividend payable in cash or property (other than a stock dividend payable in Common Shares) on the Common Shares unless the board of directors simultaneously declares a corresponding dividend payable in cash or property (other than a stock dividend payable in Common Shares or Class A Preferred Shares) on the Class A Preferred Shares in an equivalent per share amount, taking into account the conversion value of the Class A Preferred Shares.

4.     Dissolution. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation to its shareholders for the purposes of winding up its affairs, the holders of the Common Shares shall be entitled to participate pari passu with the holders of Class A Preferred Shares, on an as converted basis, notwithstanding the application of the 30% Threshold (as defined below) to any actual conversion of Class A Preferred Shares.

5.     Anti-Dilution. In the event that the Class A Preferred Shares are at any time sub-divided, consolidated or changed into a greater or lesser number of shares of the same or another class, or a stock dividend is paid on the Class A Preferred Shares, an appropriate adjustment, as determined in good faith by the board of directors of the Corporation, shall be made in the rights and conditions attached to the Common Shares so as to maintain the relative rights of the holders of those shares.

Class A Preferred Shares

6.     Voting. Subject to the provisions of the laws governing the Corporation, as now existing or hereafter amended, the holders of the Class A Preferred Shares shall not be entitled to receive notice of, to attend or to vote at, any meeting of the shareholders of the Corporation.

7.     Dividends. Subject to the prior rights of the holders of any shares ranking senior to the Class A Preferred Shares with respect to priority in the payment of dividends, the holders of the Class A Preferred Shares shall be entitled to receive such dividends payable in cash or property of the Corporation as may be declared thereon by the board of directors from time to time. The board of directors may not declare any dividend payable in cash or property (other than a stock dividend payable in Class A Preferred Shares) on the Class A Preferred Shares unless the board of directors simultaneously declares a corresponding dividend payable in cash or property (other than a stock

1C

dividend payable in Class A Preferred Shares or Common Shares) on the Common Shares in an equivalent per share amount, taking into account the conversion value of the Class A Preferred Shares (notwithstanding the application of the 30% Threshold (as defined below) to any actual conversion of Class A Preferred Shares).

8.     Dissolution. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation to its shareholders for the purposes of winding up its affairs, the holders of the Class A Preferred Shares shall be entitled to participate pari passu with the holders of Common Shares, on an as converted basis , notwithstanding the application of the 30% Threshold (as defined below) to any actual conversion of Class A Preferred Shares.

9.     Anti-Dilution. In the event that the Common Shares are at any time sub-divided, consolidated or changed into a greater or lesser number of shares of the same or another class, or a stock dividend is paid on the Common Shares, an appropriate adjustment, as determined in good faith by the board of directors of the Corporation, shall be made in the rights and conditions attached to the Class A Preferred Shares so as to maintain the relative rights of the holders of those shares.

10. Transfers. Subject to Section 11, no holder of a Class A Preferred Share shall, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Class A Preferred Shares owned by such holder or any interest (including a beneficial interest) in any Class A Preferred Shares owned by such holder, other than transfers to affiliates of such holder.

11.	Conversion.

(a)

Subject to the limitation set forth in Section 11(a)(iv) below (the “Conversion Limitation”), holders of Class A Preferred Shares shall have the following rights of conversion (the “Conversion Right”):

(i)

Right to Convert. Each Class A Preferred Share shall be convertible into Common Shares at the option of the holder thereof initially on a one for one basis, without payment of any additional consideration by the holder thereof. Commencing on the Issue Date, the number of fully paid and non-assessable Common Shares into which each Class A Preferred Share is convertible shall increase at a rate of 7.5% per annum, calculated daily and based on 365 days per year, compounded annually (such increase, the “Accretion”), until such time as the holders of all of the issued and outstanding Class A Preferred Shares would beneficially own, or over which they exercise control or direction, directly or indirectly, with their respective affiliates, associates, related parties and any joint actors, after giving effect to a conversion of the all of the issued and outstanding Class A Preferred Shares (notwithstanding the application of the 30% Threshold (as defined below) to any actual conversion of Class A Preferred Shares), 49.0% of the aggregate number of Common Shares issued and outstanding.

1D

By way of example, if 100 Class A Preferred Shares are issued on the January 1, 2024, such Class A Preferred Shares would be convertible into (a) on January 1, 2024, 100 Common Shares, and (b) on January 1, 2025, 108 Common Shares; and if an additional 100 Class A Preferred Shares are issued on the January 1, 2025, such Class A Preferred Shares would be convertible into 100 Common Shares on such date. For purposes of the foregoing sentence, “beneficial ownership” shall be calculated in accordance with National Instrument 62-104 – Take-Over Bids and Issuer Bids.

(ii)

Suspension of Accretion. Notwithstanding the foregoing, in the event that the holder of any Class A Preferred Shares delivers written notice in accordance with section 8.3(1) of the Amended and Restated Investor Rights Agreement to the Company confirming its election not to convert all or a portion of such holder’s Class A Preferred Shares and irrevocably suspending the Accretion, the Accretion in respect of such Class A Preferred Shares held by the holder as of the date of such written notice shall be irrevocably suspended.

(iii)

Fractions. No fractional Common Shares shall be issued upon the conversion of any Class A Preferred Shares, and the number of Common Shares to be issued shall be rounded up or down to the nearest whole number.

(iv)	Conversion Limitation.

(A)

The Corporation shall not give effect to any voluntary conversion of Class A Preferred Shares pursuant to this Section or otherwise, and the Conversion Right will not apply, to the extent that after giving effect to all permitted issuances after such conversion of Class A Preferred Shares, the aggregate number of Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by the holder exercising such Conversion Right, his, her or its affiliates, associates, related parties and any joint actors would exceed 30% of the aggregate number of Common Shares issued and outstanding (the “30% Threshold”). For purposes of the foregoing sentence, “beneficial ownership” shall be calculated in accordance with National Instrument 62-104 – Take-Over Bids and Issuer Bids.

(B)

Notwithstanding the provisions of Section 11(a)(iv), the Conversion Limitation shall not apply to the conversion of Class A Preferred Shares, where such conversion is made in to facilitate the sale, transfer, assignment or similar disposition of Common Shares to a Person dealing at arm’s length with the holder of Class A Preferred Shares (a “Disposition”); provided that, (i) if the Disposition is not completed for any reason, such conversion shall be deemed to not to have occurred, and (ii) if the Disposition is completed,

1E

immediately following such Disposition, the aggregate number of Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by the holder of Class A Preferred Shares, together with its affiliates, associates, related parties and any joint actors, remains below the 30% Threshold.

(C)

Notwithstanding the provisions of Section 11(a), the board of directors may by resolution waive the application of the Conversion Limitation to any exercise or exercises of the Conversion Right to which the Conversion Limitation would otherwise apply, or to future Conversion Limitations generally, including with respect to a period of time.

(v)

Mechanics of Conversion. Before any holder of Class A Preferred Shares shall be entitled to voluntarily convert Class A Preferred Shares into Common Shares in accordance with this Section 11, the holder shall (a) surrender the certificate or certificates representing the Class A Preferred Shares to be converted at the head office of the Corporation, or the office of any transfer agent for the Class A Preferred Shares, (b) deliver any other document, including any medallion signature guarantee, as may be required by the Corporation’s transfer agent, if applicable, and (c) give written notice to the Corporation at its head office of his, her or its election to convert such Class A Preferred Shares (the “Conversion Notice”). Such Conversion Notice shall (a) state the number of Class A Preferred Shares elected to be converted, (b) state the name or names in which the certificate or certificates representing the Common Shares are to be issued, and (c) provide evidence, to the satisfaction of the board of directors of the Corporation, acting reasonably, that the issuance of the full number of Common Shares issuable in respect of the Conversion Notice does not violate the Conversion Limitation set out in Section 11(a)(iv). The Corporation shall (or shall cause its transfer agent to) as soon as practicable thereafter, issue to such holder or his, her or its nominee, a certificate or certificates or direct registration statement representing the number of Common Shares to which such holder is entitled upon conversion. Such conversion shall be deemed to have taken place immediately prior to the close of business on the day on which the certificate or certificates representing the Class A Preferred Shares to be converted is surrendered and the Conversion Notice is delivered, and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Common Shares as of such date.

(vi)

Effect of Conversion. All Class A Preferred Shares which are converted as herein provided shall no longer be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion, except only for the right of the holders thereof to receive Common Shares in exchange therefor and except in respect of unpaid dividends or other distributions with a record date prior to the effective date of the conversion.

1F

(vii)

Capital Reorganizations. In the case of: (A) any recapitalization, reclassification or change of Common Shares (other than changes provided for in Section 9), (B) any consolidation, merger, arrangement or combination involving the Corporation, (C) any sale, lease or other transfer to a third party of the consolidated assets of Corporation and its subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) subsequent to the Issue Date of any Class A Preferred Share (any such transaction or event, a “Capital Reorganization”), then, at and after the effective time of such Capital Reorganization, the Conversion Right in respect of such Class A Preferred Share shall be changed into a right to convert such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that the holder of such Class A Preferred Share would have owned or been entitled to receive upon such Capital Reorganization if such holder exercised the Conversion Right immediately prior to such Capital Reorganization. The Corporation shall provide reasonable advance notice of any Capital Reorganization to each holder of Class A Preferred Shares outstanding prior to the consummation of such Capital Reorganization and the anticipated effective time thereof.

(viii)

No Impairment. The Corporation shall not, by amendment of its articles or through any reorganization, transfer of assets, consolidation, amalgamation, merger, dissolution, issue or sale of securities or any other voluntary action, including, without limitation, voluntary bankruptcy proceedings, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but shall at all times in good faith assist in the carrying out of all the provisions of this Section 11 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Class A Preferred Shares under this Section 11 against impairment.

12.     Suspension of Rights; Written Notice. Notwithstanding any other provision of these share terms, the holder of Class A Preferred Shares may elect to suspend any of its rights pursuant to these share terms by written notice to the Corporation, including without limitation its right to receive dividends pursuant to Section 7 hereof.